UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AlphaSmart

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02801F104 (CUSIP Number)

December 31, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (03-00)

CUSIP No. 02801F104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ketan D. Kothari
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,485,981* 6. Shared Voting Power 170,487** 7. Sole Dispositive Power 1,485,981** 8. Shared Dispositive Power 170,487*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,656,468
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.1%
12.	Type of Reporting Person (See Instructions) IN

*	Includes 96,644 shares of AlphaSmart, Inc. Common Stock, $0.0001 par value per share (“Common Stock”), beneficially owned by a family trust.
**	Includes 158,354 shares of Common Stock beneficially owned by reporting person’s spouse, 9,400 shares of Common Stock beneficially owned by reporting person’s son and 2,733 shares of Common Stock beneficially owned by reporting person’s daughter.

Item 1.	(a)	Name of Issuer AlphaSmart, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 973 University Avenue Los Gatos, CA 95032

Item 2.	(a)	Name of Person Filing Ketan D. Kothari

	(b)	Address of Principal Business Office or, if none, Residence Ketan D. Kothari AlphaSmart, Inc. 973 University Avenue Los Gatos, CA 95032

	(c)	Citizenship United States of America

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 02801F104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

(a)

Amount beneficially owed:

1,656,468 shares (Includes 1,389,337 shares of AlphaSmart, Inc. Common Stock, $0.0001 par value per share (“Common Stock”) directly owned, 96,644 shares of Common Stock beneficially owned by a family trust, 158,354 shares of Common Stock beneficially owned by reporting person’s spouse, 9,400 shares of Common Stock beneficially owned by reporting person’s minor son and 2,733 shares of Common Stock beneficially owned by reporting person’s minor daughter.).

(b) Percent of class: 11.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,485,981

(ii) Shared power to vote or to direct the vote 170,487

(iii) Sole power to dispose or to direct the disposition of 1,485,981

(iv) Shared power to dispose or to direct the disposition of 170,487

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person See Item 4 above

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2005
Date

/s/ Ketan D. Kothari
Signature

Ketan D. Kothari
Name/Title